Exhibit 99.1

April 23, 2015

Board of Directors

LookSmart, Ltd.

50 California Street, 16th Floor

San Francisco, CA 94108

Gentlemen:

We understand that LookSmart, Ltd. (“LookSmart” or the “Company”) is contemplating a merger (the “Merger”) pursuant to which:

•	100% of the common stock of LookSmart will be merged into a subsidiary (“Merger Sub”) that is 100% owned by PXYIS TANKERS INC., a Marshall Islands corporation (“Pyxis”).
•	Following the Merger, the separate corporate existence of LookSmart will cease and Merger Sub will continue as the surviving corporation of the Merger.
•	As consideration for the Merger, Pyxis will pay:
-	A cash payment of $600,000 to LookSmart in immediately available funds at the time the Agreement and Plan of Merger (“Merger Agreement”) is signed.
-	shares of Pyxis Common Stock to LookSmart shareholders, which represents 5.66% of the total issued and outstanding shares of Pyxis Common Stock immediately following the Merger, subject to adjustments for pre-Merger events affecting the number of shares of Pyxis Common Stock or the equity value of such Stock, as provided for in the Merger Agreement. Additionally, Pyxis is providing “Make-Whole Rights” to LookSmart shareholders to safeguard an assumed value for these 1,000,000 shares of $4 million. These rights depend on a “Future Pyxis Offering”, which as defined in the Merger Agreement includes both an offering of at least $5 million of primary Pyxis shares or a sale of Pyxis, within a period of three (3) years from the Closing Date of the Merger. If the price paid per Pyxis share in such “Offering” is less than the “Consideration Value” per share received by LookSmart shareholders in the Merger, based on such shares having a total value of $4 million at the Effective Time of the Merger, former LookSmart shareholders who continue at the time of the Offering to own the Pyxis shares they received in the Merger may elect to receive, in cash or Pyxis shares, the difference. In the event no “Offering” occurs within three (3) years from the Closing Date of the Merger, former LookSmart shareholders who continue to own the Pyxis shares they received in the Merger, may elect to receive a pro rata payment at such time from Pyxis for their shares which in the aggregate may not exceed $2 million.
•	Prior to closing of the Merger, Looksmart will have transferred all of its business, operations, assets and liabilities to a separate corporation, LookSmart Group, Inc., the shares of which will be spun off to the Looksmart shareholders, leaving LookSmart, Ltd. as a public shell corporation that is being merged into Merger Sub.

640 Fifth Avenue, 17th Floor, New York, NY 10019

212-697.5753

You have requested that Gruppo, Levey & Co. (“GLC”) and Source Capital Group, Inc. (“SCG”), Member FIN RA/SIPC, (GLC and SCG together the “Advisor”) render an opinion (whether or not favorable) to the Board of Directors of the Company, as to whether, on the date of such opinion, the Merger is fair, from a financial point of view, to the shareholders of the Company.

In completing our analyses and for purposes of the Opinion set forth herein, Advisor has, among other things, performed the following:

•	Reviewed the Draft Agreement and Plan of Merger dated April 22, 2015

•	Reviewed publicly available LookSmart SEC quarterly and annual filings for 2013 and 2014

•	Reviewed the LookSmart stock price performance and trading activity through April 22, 2015

•	Reviewed the Draft of the Pyxis Tankers Inc. Predecessor Combined Financial Statements for the years ended December 31, 2013 and 2014

•	Held discussions by phone with the General Counsel/VP of Business Development and Senior Financial Consultant for Pyxis on three occasions, including reviewing general, operating assumptions concerning the revenue generating potential and expenses for the six ships that are the operating assets of Pyxis, as well as debt associated with the vessels

•	Reviewed publicly available information relating to the shipping industry in which Pyxis operates, including industry and company research analysis written by investment banking firms, and financial data and forecasts for publicly traded shipping companies which might be considered comparable to Pyxis once it is a public company

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such holder.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise of the Company or of Pyxis, nor have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from senior management of the Company that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of our Opinion. We have not assumed responsibility for any independent verification of this information nor have we assumed any obligation to verify this information.

640 Fifth Avenue, 17111 Floor, New York, NY 10019

212.697-5753

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Nothing has come to our attention in the course of this engagement which would lead us to believe that (1) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies have been employed in our analysis and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

Each of the analyses conducted by Advisor was carried out to provide a particular perspective of the Merger. Advisor did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support our Opinion as to the fairness of the Transaction. Advisor does not place any specific reliance or weight on any individual analysis, but instead, concludes that its analyses, taken as a whole, support its conclusion and Opinion, Accordingly, Advisor believes that its analyses must be considered in its entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by Advisor in connection with the preparation of the Opinion.

In our analysis and in connection with the preparation of this Opinion, Advisor has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger. Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. Advisor's Opinion is conditioned upon the terms of the final Merger being consistent in all material respects with those in the draft reviewed.

Our Opinion does not constitute a recommendation to proceed with the Merger. This Opinion relates solely to the question of the fairness of the Merger to the shareholders of the Company. We are expressing no opinion as to the income tax consequences of the Merger. Advisor did not provide advice concerning the structure of the Merger and Advisor expressed no opinion as to whether any alternative transaction might have resulted in terms and conditions more favorable to the Company or its stockholders than those contemplated by the Merger.

640 Fifth Avenue, 17th Floor, New York, NY 10019

212-697.5753

3

Gruppo, Levey & Co. personnel, who are registered representatives of Source Capital Group, Inc., a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Advisor has previously provided investment banking services to a subsidiary of the Company. Advisor received .a fee from the Company relating to its services in providing this Opinion that is not contingent on the consummation of the proposed Merger. In an engagement letter dated February 26, 2015, the Company has agreed to indemnify Advisor with respect to Advisor's services.

Based upon the foregoing, it is our opinion as of the date hereof, the Merger is fair, from a financial point of view, to the shareholders of the Company.

Respectfully submitted,

/s/ Gruppo, Levey & Company
Gruppo, Levey & Company

/s/ Source Capital Group, Inc.
Source Capital Group, Inc.

640 Fifth Avenue, 17th Floor, New York, NY 10019

212'697.5753

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